Exhibit 99.1

DouYu International Holdings Limited Reports First Quarter 2022

Unaudited Financial Results

WUHAN, China, May 18, 2022 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2022 were RMB1,795.6 million (US$283.3 million), compared with RMB2,152.7 million in the same period of 2021.

•	Gross profit in the first quarter of 2022 was RMB243.8 million (US$38.5 million), compared with RMB260.2 million in the same period of 2021.

•	Net loss in the first quarter of 2022 was RMB86.9 million (US$13.7 million), compared with RMB101.8 million in the same period of 2021.

•	Adjusted net loss[1] in the first quarter of 2022 was RMB52.5 million (US$8.3 million), compared with RMB70.7 million in the same period of 2021.

•	Average mobile MAUs[2] in the first quarter of 2022 were 55.1 million, compared with 59.1 million in the same period of 2021.

•	Quarterly average paying user[3] count in the first quarter of 2022 was 6.4 million, compared with 7.0 million in the same period of 2021.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “During the first quarter of 2022, we continued executing on our strategic upgrade to develop our game-centric comprehensive content platform. In conjunction with our adoption of a selective copyright procurement strategy, we increased our investment in self-produced content and tournaments and enhanced our collaboration with game developers and distributors to deliver a stable operational performance through our high-quality game contents and refined operations. Our average mobile MAUs were 55.1 million in the first quarter. Going forward, we will continue to explore new business initiatives by leveraging our competitive advantage in livestreaming, videos, graphics, and interactive communities, while maintaining our leading position in the traditional livestreaming industry.”

[1]

“Adjusted net loss” is calculated as net loss before share-based compensation expenses, and share of loss in equity method investments, and impairment loss on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to the number of mobile devices that launched the Company’s mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

[3]

“Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on the Company’s platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “In the first quarter of 2022, our total revenues were RMB1.8 billion and our gross profit was RMB243.8 million, representing a gross margin of 13.6%. During the same quarter, we continued to make adjustments to our livestreaming operations and optimized our cost structure while constantly offering our premium content and refining our operations. We focused on operating efficiency improvement through ROI enhancement and cost controls and achieved encouraging results. Our gross margin improved year over year and net loss decreased to 86.9 million, while adjusted net loss narrowed to RMB52.5 million. Looking ahead, we will continue to improve our operational efficiency and remain focused on exploring new growth drivers and enhancing monetization capabilities to generate sustainable growth and higher shareholder value.”

First Quarter 2022 Financial Results

Total net revenues in the first quarter of 2022 decreased by 16.6% to RMB1,795.6 million (US$283.3million), compared with RMB2,152.7 million in the same period of 2021.

Livestreaming revenues in the first quarter of 2022 decreased by 13.6% to RMB1,727.2 million (US$272.5 million) from RMB1,998.6 million in the same period of 2021. The decrease was due to the implementation of prudent operating strategies in anticipation of a tightening regulatory environment. Such strategies primarily include the Company’s adjustments to certain interactive features and the related operations in order to promote the long-term development of its platform.

Advertising and other revenues in the first quarter of 2022 were RMB68.4 million (US$10.8 million), compared with RMB154.1 million in the same period of 2021. The decrease was primarily due to the continued exploration of new commercialization models by using a portion of advertising traffic that could have been directly monetized, as well as the challenging macro environment.

Cost of revenues in the first quarter of 2022 was RMB1,551.8million (US$244.8 million), a decrease of 18.0% compared with RMB1,892.5 million in the same period of 2021.

Revenue sharing fees and content costs in the first quarter of 2022 decreased by 19.2% to RMB1,340.6 million (US$211.5 million) from RMB1,659.6 million in the same period of 2021. The decrease was primarily due to the decreased revenue sharing fees which is in line with the Company’s decreased livestreaming revenues, as well as a significant decrease in copyright costs.

Bandwidth costs in the first quarter of 2022 decreased by 11.8% to RMB151.9 million (US$24.0 million) from RMB172.1 million in the same period of 2021. The decrease was mainly due to less peak bandwidth usage for fewer purchased eSport tournaments, as well as lower per unit bandwidth costs as a result of improved procurement efficiency.

Gross profit in the first quarter of 2022 was RMB243.8 million (US$38.5 million), compared with RMB260.2 million in the same period of 2021. Gross margin in the first quarter of 2022 improved to 13.6% from 12.1% in the same period of 2021. The increase in gross margin was primarily due to the significant decrease in copyright costs as a percentage of total net revenues.

Sales and marketing expenses in the first quarter of 2022 decreased 11.2% to RMB186.4 million (US$29.4 million) from RMB209.9 million in the same period of 2021. The decrease was mainly attributable to the decreased personnel-related expenses and branding expenses.

Research and development expenses in the first quarter of 2022 increased 4.5% to RMB116.3 million (US$18.3million) from RMB111.3 million in the same period of 2021. The increase was primarily attributable to continued investment in technical personnel as the Company continues to invest in product upgrades to support its game-centric content strategy.

General and administrative expenses in the first quarter of 2022 increased 2.3% to RMB90.1 million (US$14.2 million) from RMB88.1 million in the same period of 2021.

Other operating income, net in the first quarter of 2022 was RMB47.8 million (US$7.5 million), compared with other operating income of RMB23.9 million in the same period of 2021.

Loss from operations in the first quarter of 2022 was RMB101.2 million (US$16.0 million), compared with RMB125.1 million in the same period of 2021.

Adjusted loss from operations in the first quarter of 2022, which adds back share-based compensation expenses, was RMB68.0 million (US$10.7 million), compared with RMB91.8 million in the same period of 2021.

Income tax expenses in the first quarter of 2022 and 2021 were nil due to the Company’s cumulative net losses and the resulting tax loss carry forward.

Net loss in the first quarter of 2022 was RMB86.9 million (US$13.7 million), compared with RMB101.8 million in the same period of 2021.

Adjusted net loss in the first quarter of 2022, which excludes share-based compensation expenses, share of loss in equity method investments, and impairment loss of investments, was RMB52.5 million (US$8.3 million), compared with RMB70.7 million in the same period of 2021.

Basic and diluted net loss per ADS4 in the first quarter of 2022 were RMB0.27 (US$0.04) and RMB0.27 (US$0.04), respectively. Adjusted basic and diluted net loss per ADS in the first quarter of 2022 were RMB0.16 (US$0.03) and RMB0.16 (US$0.03), respectively.

[4]	Every ten ADSs represent one ordinary share.

Cash and cash equivalents, restricted cash and bank deposits

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash, short-term and long-term bank deposits of RMB6,315 million (US$996.2 million), compared with RMB6,643 million as of December 31, 2021.

Share Repurchase Program

On August 30, 2021, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on August 30, 2021. The Company expects to utilize existing funds to make repurchases under this program. As of March 31, 2022, the Company had repurchased an aggregate of US$33.9 million (RMB215 million) worth of its ADSs under this program.

Recent Developments

Regulatory Update

On May 7, 2022, the competent authorities of the PRC issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors (the “Opinion”). The Opinion stipulates that, for the main purpose of protecting minors, internet platforms shall, among other requirements and restrictions, (i) prohibit minors from engaging in virtual gifting, (ii) cancel all ranking functions that rank livestreamers solely by the volume of virtual gifts that they receive or rank users by the volume of virtual gifts that they send, within one month starting from the publication of the Opinion, and (iii) impose restrictions on certain interaction functions between 8:00 p.m. and 10:00 p.m. every day.

The Company is committed to fully complying with the Opinion and other applicable laws and regulations. Although the interpretation and implementation of the Opinion remain uncertain, the Company is carefully considering the provisions of the Opinion and assessing their implications for the Company’s business. While the Company has been proactively monitoring the regulatory trends, and has strategically adjusted its operational strategies in response to the evolving regulatory landscape, the Company expects the Opinion, and the compliance measures to be taken, will have negative impacts on the live streaming service of the industry players, including that of the Company, which may in turn adversely affect the Company’s business operations and financial condition. The Company will proactively seek guidance from and cooperate with the regulatory authorities in connection with its efforts to comply with the Opinion and the related implementation rules. There is no assurance that the compliance measures that the Company plans to take will be effective, or the implementation of the Opinion will not have a material adverse impact on the Company’s business operations and financial condition in the following quarters.

Conference Call Information

The Company will hold a conference call on May 18, 2022, at 7:00am Eastern Time (or 7:00pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	7654821

The replay will be accessible through May 25, 2022, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	2324012

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments, and impairment loss on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2022, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2021	2022	2022
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,456,406	3,548,413	559,748
Restricted cash	10,703	6,057	955
Short-term bank deposits	2,076,355	2,660,532	419,689
Accounts receivable, net	191,389	153,378	24,195
Prepayments	80,717	60,091	9,479
Amounts due from related parties	37,159	35,116	5,539
Other current assets	376,367	380,464	60,017

Total current assets	7,229,096	6,844,051	1,079,622
Property and equipment, net	25,111	22,047	3,478
Intangible assets, net	161,540	155,326	24,502
Long-term bank deposits	100,000	100,000	15,775
Investments	491,425	530,245	83,644
Goodwill	12,637	12,582	1,985
Right-of-use assets, net	72,309	64,288	10,141
Other non-current assets	64,785	48,731	7,687

Total non-current assets	927,807	933,219	147,212

TOTAL ASSETS	8,156,903	7,777,270	1,226,834

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	824,128	766,821	120,963
Advances from customers	7,476	8,388	1,323
Deferred revenue	235,134	231,410	36,504
Accrued expenses and other current liabilities	458,328	343,058	54,116
Amounts due to related parties	293,508	303,522	47,879
Lease liabilities due within one year	30,417	31,523	4,973

Total current liabilities	1,848,991	1,684,722	265,758
Lease liabilities	31,278	25,368	4,002
Deferred revenue	18,045	14,973	2,362

Total non-current liabilities	49,323	40,341	6,364

TOTAL LIABILITIES	1,898,314	1,725,063	272,122

(1)

Translations of RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2021	2022	2022
	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	4
Treasury shares	(802,250)	(911,217)	(143,741)
Additional paid-in capital	10,618,538	10,646,289	1,679,411
Accumulated deficit	(3,445,102)	(3,531,957)	(557,153)
Accumulated other comprehensive loss	(112,621)	(156,391)	(24,670)

Total DouYu Shareholders’ Equity	6,258,588	6,046,747	953,851
Noncontrolling interests	1	5,460	861

Total Shareholders’ Equity	6,258,589	6,052,207	954,712

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,156,903	7,777,270	1,226,834

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$(1)
Net revenues	2,152,687	2,327,917	1,795,646	283,256
Cost of revenues	(1,892,499)	(2,083,223)	(1,551,872)	(244,802)

Gross profit	260,188	244,694	243,774	38,454
Operating income (expense) (2)
Sales and marketing expenses	(209,877)	(229,214)	(186,358)	(29,397)
General and administrative expenses	(88,074)	(98,756)	(90,100)	(14,213)
Research and development expenses	(111,264)	(132,574)	(116,308)	(18,347)
Other operating income, net	23,924	13,909	47,801	7,540

Total operating expenses	(385,291)	(446,635)	(344,965)	(54,417)

Loss from operations	(125,103)	(201,941)	(101,191)	(15,963)
Other income (expenses), net	127	(1,237)	(1,149)	(181)
Interest income, net	20,930	17,889	16,632	2,624

Loss before income taxes and share of income (loss) in equity method investments	(104,046)	(185,289)	(85,708)	(13,520)
Income tax expenses	—	—	—	—
Share of income (loss) in equity method investments	2,213	(7,937)	(1,146)	(181)

Net loss	(101,833)	(193,226)	(86,854)	(13,701)
Less: Net (loss) income attributable to noncontrolling interest	(39,814)	56,499	—	—

Net loss attributable to ordinary shareholders of the Company	(62,019)	(249,725)	(86,854)	(13,701)

Net loss per ordinary share
Basic	(1.92)	(7.65)	(2.71)	(0.43)
Diluted	(1.92)	(7.65)	(2.71)	(0.43)
Net loss per ADS(3)
Basic	(0.19)	(0.77)	(0.27)	(0.04)
Diluted	(0.19)	(0.77)	(0.27)	(0.04)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic	32,349,764	32,636,774	32,065,147	32,065,147
Diluted	32,349,764	32,636,774	32,065,147	32,065,147
Weighted average number of ADS used in calculating net loss per ADS(3)
Basic	323,497,638	326,367,743	320,651,471	320,651,471
Diluted	323,497,638	326,367,743	320,651,471	320,651,471

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$(1)
Research and development expenses	5,468	5,444	5,435	857
Sales and marketing expenses	1,217	1,214	1,212	191
General and administrative expenses	26,632	26,604	26,563	4,190

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$(1)
Loss from operations	(125,103)	(201,941)	(101,191)	(15,963)
Add:
Share-based compensation expenses	33,317	33,262	33,210	5,238

Adjusted operating loss	(91,786)	(168,679)	(67,981)	(10,725)

Net loss	(101,833)	(193,226)	(86,854)	(13,701)
Add:
Share-based compensation expenses	33,317	33,262	33,210	5,238
Share of (income) loss in equity method investments	(2,213)	7,937	1,146	181
Impairment losses of investments	—	1,297	—	—

Adjusted net loss	(70,729)	(150,730)	(52,498)	(8,282)

Net loss attributable to DouYu	(62,019)	(249,725)	(86,854)	(13,701)
Add:
Share-based compensation expenses	33,317	33,262	33,210	5,238
Share of (loss) income in equity method investments	(2,213)	7,937	1,146	181
Impairment losses and fair value adjustments on investments	—	1,297	—	—

Adjusted net loss attributable to DouYu	(30,915)	(207,229)	(52,498)	(8,282)

Adjusted net loss per ordinary share
Basic	(0.96)	(6.35)	(1.64)	(0.26)
Diluted	(0.96)	(6.35)	(1.64)	(0.26)
Adjusted net loss per ADS(2)
Basic	(0.10)	(0.63)	(0.16)	(0.03)
Diluted	(0.10)	(0.63)	(0.16)	(0.03)
Weighted average number of ordinary shares used in calculating adjusted net loss per ordinary share
Basic	32,349,764	32,636,774	32,065,147	32,065,147
Diluted	32,349,764	32,636,774	32,065,147	32,065,147
Weighted average number of ordinary shares used in calculating adjusted net loss per ADS(2)
Basic	323,497,638	326,367,743	320,651,471	320,651,471
Diluted	323,497,638	326,367,743	320,651,471	320,651,471

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2)	The net tax impact to the non-GAAP adjustments is zero.
(3)	Every ten ADSs represent one ordinary share.